                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Information to be Included in Statements
                   Filed Pursuant to 13d-1(a) and Amendments
                       thereto filed pursuant to 13d-2(a)

                               (AMENDMENT NO. 2)

                          COLUMBIA LABORATORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK $ .01 PAR VALUE
                         (Title of Class of Securities)

                                   197779101
                               -----------------
                                (CUSIP Number)

                                 DAVID M. KNOTT
                      485 UNDERHILL BOULEVARD, SUITE 205,
                  SYOSSET, NEW YORK 11791-3419 (516) 364-0303
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               NOVEMBER 23, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (continued on following pages)

                                 SCHEDULE 13D

CUSPI No. 197779101

================================================================================
1   Name of Reporting Person                                      David M. Knott
    S.S. or I.R.S. Identification No. of above Person            SS# ###-##-####
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------

3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*
                                                                          PF, OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                           [_]
--------------------------------------------------------------------------------

6   Citizenship or Place of Organization                                  U.S.A.

--------------------------------------------------------------------------------
Number of       7     Sole Voting Power                              1,197,400
Shares          ----------------------------------------------------------------
Beneficially    8     Shared Voting Power                               99,200
Owned by        ----------------------------------------------------------------
Each            9     Sole Dispositive Power                         1,197,400
Reporting       ----------------------------------------------------------------
Person          10    Shared Dispositive Power                         105,800
With
--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person     1,303,200
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                          [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount
    in Row (11)                                                             4.5%
--------------------------------------------------------------------------------

14  Type of Reporting Person*                                                 IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSPI No. 197779101

================================================================================
1   Name of Reporting Person                                Knott Partners, L.P.
    S.S. or I.R.S. Identification No. of above Person            TIN# 11-2835793
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------

3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*
                                                                              WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                           [_]
--------------------------------------------------------------------------------

6   Citizenship or Place of Organization                                U.S.A.
--------------------------------------------------------------------------------
Number of       7     Sole Voting Power                                719,100
Shares          ----------------------------------------------------------------
Beneficially    8     Shared Voting Power
Owned by        ----------------------------------------------------------------
Each            9     Sole Dispositive Power                           719,100
Reporting       ----------------------------------------------------------------
Person          10    Shared Dispositive Power
With
--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person       719,100
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                          [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount
    in Row (11)                                                             2.5%
--------------------------------------------------------------------------------

14  Type of Reporting Person*                                                 PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSPI No. 197779101

================================================================================
1   Name of Reporting Person                       Dorset Management Corporation
    S.S. or I.R.S. Identification No. of above Person            TIN# 11-2873658
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------

3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*
                                                                              OO
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                           [_]
--------------------------------------------------------------------------------

6   Citizenship or Place of Organization                                U.S.A.
--------------------------------------------------------------------------------
Number of       7     Sole Voting Power                                430,100
Shares          ----------------------------------------------------------------
Beneficially    8     Shared Voting Power                               92,000
Owned by        ----------------------------------------------------------------
Each            9     Sole Dispositive Power                           430,100
Reporting       ----------------------------------------------------------------
Person          10    Shared Dispositive Power                          92,000
With
--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person       522,100
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                          [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount
    in Row (11)                                                             1.8%
--------------------------------------------------------------------------------

14  Type of Reporting Person*                                                 CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13-D

CUSPI No. 197779101

================================================================================
1   Name of Reporting Person                    Matterhorn Offshore Fund Limited
    S.S. or I.R.S. Identification No. of above Person                        N/A
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*
                                                                              WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                           [_]
--------------------------------------------------------------------------------

6   Citizenship or Place of Organization                 British Virgin Islands.
--------------------------------------------------------------------------------
Number of       7     Sole Voting Power
Shares          ----------------------------------------------------------------
Beneficially    8     Shared Voting Power                               92,000
Owned by        ----------------------------------------------------------------
Each            9     Sole Dispositive Power
Reporting       ----------------------------------------------------------------
Person          10    Shared Dispositive Power                          92,000
With
--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person        92,000
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                          [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount
    in Row (11)                                                             0.3%
--------------------------------------------------------------------------------

14  Type of Reporting Person*                                                 CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13-D

        Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the "Schedule 13D") by (i) David M. Knott, (ii) Knott Partners, L.P., (iii) Dorset Management Corporation, and (iv) Matterhorn Offshore Fund Limited (collectively, the "Reporting Persons").


ITEM 2. IDENTITY AND BACKGROUND

        Item 2 is hereby amended to include the following paragraphs:

        This filing is made, although none of the Reporting Persons nor any of the Other Reporting Persons (as defined below) were individually the beneficial owners of more than 5% of the Company's shares, to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that any of the Reporting Persons and/or the Other Reporting Persons might be deemed to be members of a "group" collectively owning more than 5% of the Company's shares, because they are prepared to cooperate with respect to certain contacts with the Company's senior management and related matters (although except as disclosed in connection with those contacts and related matters there are no understandings among those persons with respect to the Company's securities).

        The filing of any Schedule 13D and amendments thereto does not constitute an admission that any of the Reporting Persons is a member of a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons expressly disclaims beneficial ownership of any Common Stock beneficially owned by the Other Reporting Persons.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The second paragraph of Item 3 is amended to read in full as follows:

                The aggregate amount of consideration used by Mr. Knott and the other Reporting Persons in making such acquisitions was $12,167,838. This amount includes all purchases of the Common Stock made by the Reporting Persons, including those purchases made more than 60 days from the date of this filing. The aforementioned sources and amount of funds are more particularly set forth below:



                 SOURCE                                                          AMOUNT
---------------------------------------------------------------                -----------
David M. Knott (includes his IRA)                                              $   586,950

Mrs. David M. Knott (includes her IRA and the accounts of the                      166,041
Knotts' minor children)

Knott Partners, L.P.                                                             6,154,384

Matterhorn Offshore Fund Limited                                                   744,835

The Common Fund                                                                  3,000,982

GAM Knott Hedge Investments, Inc.                                                  996,714

Trinkaus Optima US Equities                                                        495,339

Leonard & Margaret Frierman                                                         22,593
                                                                               -----------
     TOTAL                                                                     $12,167,838
                                                                               ===========

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

        Item 5 is hereby amended to read in full as follows:

        (a) As reported in Amendment No. 3 to the Schedule 13D filed by the Other Reporting Persons on November 4, 1998, an aggregate of 4,315,100 shares of the Company's Common Stock, representing approximately 15.0% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Persons and the Other Reporting Persons, 3,074,800 shares of which, representing approximately 10.7% of the shares of the outstanding Common Stock/1/, were beneficially owned by the Other Reporting Persons.

          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3"), Mr. Knott may be deemed to own beneficially 1,303,200 shares of the Company's Common Stock, which represents 4.5% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned or deemed to be beneficially owned by the persons named below in this Paragraph (a).

          The Partnership beneficially owns 719,100 shares of the Company's Common Stock, which represents 2.5% of all outstanding Common Stock of the Company.

          Pursuant to Rule 13d-3, Dorset may be deemed to own beneficially 522,100 shares of the Company's Common Stock, which represents 1.8% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned by Matterhorn.

--------------------

        /1/ Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of September 30, 1998.

          Matterhorn beneficially owns 92,000 shares of the Company's Common Stock, which represents 0.3% of all outstanding Common Stock of the Company.

          Each of Mr. Knott, the Partnership, Dorset and Matterhorn disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person. Mr. Knott disclaims beneficial ownership of the securities beneficially owned by Mrs. Knott. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Reporting Persons.

          (b) Mr. Knott individually (i) has the sole power to vote and to dispose of (1) 48,200 shares of the Company's Common Stock held in his and his IRA's accounts and (2) 719,100 shares held in the Partnership's account, (ii) shares with the respective account owners the power to vote and to dispose of 7,200 shares held by the accounts of his minor children, and (iii) shares with the respective account owners the power to dispose of (but not to vote) 6,600 shares held by the accounts of Mrs. Knott and her IRA.

          As President of Dorset, Mr. Knott (iv) has the sole power to vote and to dispose of 430,100 shares of the Company's Common Stock and (v) shares with the respective account owner the power to vote and to dispose of 92,000 shares held in Matterhorn's account.

          The Partnership (except through its sole general partner, Mr. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company's Common Stock.

          Matterhorn shares with Dorset and Mr. Knott the power to vote and to dispose of 92,000 shares held by Matterhorn.

          (c) Each transaction in the Common Stock made by Mr. Knott during the past 60 days is described on Schedule 1 annexed hereto. All such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

          (d) Of the 1,303,200 shares of Common Stock which may be deemed to be beneficially owned by Mr. Knott, all but the 55,400 shares held in his and his IRA's accounts and the accounts of his minor children are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. No individual person or entity has such right with regard to greater than five percent of the class of Common Stock.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to read in full as follows:

     Notwithstanding certain discussions with the Company's management, to the knowledge of the Reporting Persons, there is no present understanding between the Reporting Persons, the Other Reporting Persons and the Company. Except as disclosed herein in connection with certain contacts with the Company's senior management and related matters, there are no contracts, arrangements, understandings or relationships required to be disclosed herein with respect to the Company's securities between the Reporting Persons and the Other Reporting Persons.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ David M. Knott
                               -----------------------------------------
                                    DAVID M. KNOTT



                              KNOTT PARTNERS, L.P.


                              By: /s/ David M. Knott
                                 ---------------------------------------
                                  David M. Knott, General Partner



                              DORSET MANAGEMENT CORPORATION


                              By: /s/ David M. Knott
                                 ---------------------------------------
                                  David M. Knott, President



                              MATTERHORN OFFSHORE FUND LIMITED

                              By:  Inter Caribbean Services, Ltd., Sole Director


                              By: /s/ Wiekert Weber
                                 ---------------------------------------
                                 Wiekert Weber, Attorney-in-Fact A
                                 ---------------------------------



Dated:    November 23, 1998

                                    SCHEDULE 1

TRANSACTION      PERSON NAMED IN                                    NUMBER        PRICE PER
  DATE           ITEM 5, PARAGRAPH (a)         TRANSACTION TYPE     OF SHARES     SHARE ($)
-----------      -----------------------     --------------------   -----------   ----------
9/23/98          Mr. Knott/Dorset                 Purchase                4,800         4.43

10/8/98          Mr. Knott/Dorset                 Purchase                3,600         2.61

10/13/98         Mr. Knott/Dorset                 Purchase                3,400         2.40

10/28/98         Mr. Knott/Dorset                 Purchase                6,100         3.22

10/29/98         Mr. Knott/Dorset                 Purchase                4,100         3.24

10/30/98         Mr. Knott/Dorset                 Purchase                3,200         3.29

11/2/98          Mr. Knott/Dorset                 Purchase                8,100         3.57

11/3/98          Mr. Knott/Dorset                 Purchase                5,600         4.29

9/23/98          Mr. Knott/Partnership            Purchase                6,300         4.43

10/8/98          Mr. Knott/Partnership            Purchase                5,600         2.61

10/13/98         Mr. Knott/Partnership            Purchase                6,600         2.40

10/28/98         Mr. Knott/Partnership            Purchase                9,700         3.22

10/29/98         Mr. Knott/Partnership            Purchase                7,200         3.24

10/30/98         Mr. Knott/Partnership            Purchase                4,000         3.29

11/2/98          Mr. Knott/Partnership            Purchase               12,000         3.57

11/3/98          Mr. Knott/Partnership            Purchase                8,200         4.29

11/6/98          Mr. Knott/Partnership            Purchase               62,900         4.49

9/23/98          Mr. Knott/Dorset/Matterhorn      Purchase                  500         4.43

10/8/98          Mr. Knott/Dorset/Matterhorn      Purchase                  800         2.61

10/28/98         Mr. Knott/Dorset/Matterhorn      Purchase                2,200         3.22

10/29/98         Mr. Knott/Dorset/Matterhorn      Purchase                  700         3.24

10/30/98         Mr. Knott/Dorset/Matterhorn      Purchase                  600         3.29

11/2/98          Mr. Knott/Dorset/Matterhorn      Purchase                1,900         3.57

11/3/98          Mr. Knott/Dorset/Matterhorn      Purchase                1,200         4.29